UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         i2 Telecom International, Inc.
                         ------------------------------
                                (Name of Issuer)


                      Common Stock, No Par Value Per Share
                      ------------------------------------
                         (Title of Class of Securities)

                                   45070D 10 1
                                 --------------
                                 (CUSIP Number)

                               Mr. Allan R. Lyons
                                6471 Enclave Way
                              Boca Raton, FL 33496
                        Telephone Number: (561) 912-9973
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 29, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

         CUSIP No. 45070D 10 1        Schedule 13D                  Page 2 of 8

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.    I.R.S. IDENTIFICATION NOS. OF ABOVE
                                        PERSONS (ENTITIES ONLY)

         Vestal Venture Capital
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)                                                (a)
                                                                      (b) X

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY



-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC
-------- ----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

-------- ----------------------------------------------------------------------
                        7    SOLE VOTING POWER


                              0
                       ------------------------------------------------------
                         8    SHARED VOTING POWER

   NUMBER OF
     SHARES                   45,070,907
  BENEFICIALLY         ------------------------------------------------------
 OWNED BY EACH           9    SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH
                              0
                       ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER


                              45,070,907
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         45,070,907

-------- ----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)


-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         32.3%
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
-------- ----------------------------------------------------------------------

         CUSIP No. 45070D 10 1        Schedule 13D                  Page 3 of 8

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.    I.R.S. IDENTIFICATION NOS. OF ABOVE
                                        PERSONS (ENTITIES ONLY)

         21st Century Strategic Investment Planning, LC
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)                                                (a)
                                                                      (b) X

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY



-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         AF
-------- ----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
-------- ----------------------------------------------------------------------
                        7    SOLE VOTING POWER


                              0
                       ------------------------------------------------------
                         8    SHARED VOTING POWER

   NUMBER OF
     SHARES                   45,070,907
  BENEFICIALLY         ------------------------------------------------------
 OWNED BY EACH           9    SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH
                              0
                       ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER


                              45,070,907
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         45,070,907

-------- ----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)


-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         32.3%
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
-------- ----------------------------------------------------------------------

         CUSIP No. 45070D 10 1        Schedule 13D                  Page 4 of 8

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.    I.R.S. IDENTIFICATION NOS. OF ABOVE
                                        PERSONS (ENTITIES ONLY)

         Allan R. Lyons
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)                                                (a)
                                                                      (b) X

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY



-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         AF
-------- ----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States Citizen
-------- ----------------------------------------------------------------------
                        7    SOLE VOTING POWER


                              0
                       ------------------------------------------------------
                         8    SHARED VOTING POWER

   NUMBER OF
     SHARES                   45,070,907
  BENEFICIALLY         ------------------------------------------------------
 OWNED BY EACH           9    SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH
                              0
                       ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER


                              45,070,907
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          45,070,907
-------- ----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)


-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         32.3%
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
-------- ----------------------------------------------------------------------

Item 1.  Security and Issuer.

     This statement relates to the Common Stock, no par value per share ("Common Stock") of i2 Telecom International, Inc., a Washington corporation (the "Issuer"). The address of the Issuer's principal executive offices is 5070 Old Ellis Pointe, Suite 110, Roswell, Georgia 30076.

Item 2.  Identity and Background.

         Items 2. (a), (b) & (c).

     The persons filing this statement are Vestal Venture Capital ("Vestal"), 21st Century Strategic Investment Planning, LC ("21st Century"), and Mr. Allan
R. Lyons. The business address of each of Vestal, 21st Century and Mr. Lyons is 6471 Enclave Way, Boca Raton, FL 33496. Mr. Lyons is the managing member of 21st Century, the managing general partner of Vestal. As of December 31, 2006, Mr. Lyons individually owned a 12.5% partnership interest in Vestal. 21st Century is a Florida limited liability company the primary business purpose of which is acting as the managing general partner of Vestal. Vestal is a New York general partnership the primary business purpose of which is investing in private placement securities on behalf of its general partners.

     The filing of this statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Act, any of the reporting parties are the beneficial owner of any equity securities covered by this statement or that this statement is required to be filed by such reporting parties.
         Item 2.(d).

     During the last five years, Mr. Lyons has not been convicted in a criminal proceeding.

         Item 2.(e).

     During the last five years, Mr. Lyons has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Lyons was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 2.(f).

         Mr. Lyons is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     On December 29, 2006, Vestal paid cash consideration in the aggregate amount of $1,200,000 purchasing 6% Senior Subordinated Secured Convertible Notes (the "Notes") convertible into 17,142,000 shares of the Issuer's Common Stock at a per share conversion price of $.07, and 17,142,000 Warrants to purchase shares of the Issuer's Common Stock (the "Warrants") exercisable at $.07 per share. The Notes and Warrants may be converted and exercised into an aggregate of 34,284,000 shares of the Issuer's Common Stock at any time.

     The Notes and the Warrants were acquired by the reporting parties with Vestal's investment funds.

     In a series of financing transactions with the Issuer during the years 2004 through 2006, the reporting parties previously acquired the right to purchase 10,786,907 shares of Common Stock of the Issuer (of which 5,798,578 shares are underlying certain convertible securities of the Issuer) for aggregate consideration of $1,188,828.77.(1)

     The convertible securities and Common Stock were acquired by the reporting parties with Vestal's investment capital.

Item 4. Purpose of Transaction.

     The Notes and Warrants described in Item 3 were acquired for investment purposes. The reporting parties have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.(2)

         Item 5. (a) & (b).

     As of the date of this statement, the reporting parties own or have the right to acquire, and therefore are deemed to be the beneficial owners of, 45,070,907 shares of Common Stock of the Issuer,(3) which represents 32.3% of the Issuer's outstanding Common Stock.

     For the purposes of Rule 13d-3, each reporting party may be deemed to have shared power to vote or to direct the voting of, and shared power to dispose of or direct the disposition of, 45,070,907 shares of Common Stock.










---------------------------
(1) The reporting parties are the beneficial owners of an additional 10,786,907 shares of Common Stock as follows:

1) 4,988,329 shares of Common Stock; 2)3,425,000 shares of Common Stock underlying the Issuer's Series D convertible preferred stock; 3) 428,125 shares of Common Stock underlying the Issuer's Series D warrants; and
4) 1,943,749 shares of Common Stock underlying the Issuer's miscellaneous warrants.

(2) The beneficial ownership information and the percentage of Common Stock beneficially owned by the reporting parties, are based on the information provided by the Issuer as of April 2, 2007 in its Annual Report on Form 10-K.

(3) As of March 30, 2007, the Issuer reported in its Form 10-K that 99,219,600 shares of Common Stock were outstanding.

         Item 5.(c).

         No transactions in the Common Stock were effected during the past sixty days by the reporting parties.

         Item 5.(d).

         Not Applicable

         Item 5.(e).

         Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable

Item 7.  Material to be Filed as Exhibits:

The following documents are filed as exhibits:

         1. 6% Senior Subordinated Secured Convertible Note Purchase Agreement; and 2. Form of Warrant.

                                   Signatures

         After reasonable inquiry and to the best of each undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  April 23, 2007                      VESTAL VENTURE CAPITAL

                             By: 21st Century Strategic Investment Planning, LC,
                                 Its Managing General Partner


                                 /s/ Allan Lyons
                                 -----------------------------
                                 Allan Lyons, Managing Member


                                  21ST CENTURY STRATEGIC INVESTMENT PLANNING, LC


                                 /s/ Allan Lyons
                                 ----------------------------
                                 Allan Lyons, Managing Member


                                 /s/ Allan Lyons
                                 ----------------
                                 Allan Lyons









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